Exhibit 99.1

Contacts: ASUR Lic. Adolfo Castro +52+55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

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ASUR Files Form 20-F 2023 with the U.S. Securities and Exchange Commission and Publishes Sustainability Report 2023

MEXICO CITY, April 15, 2024 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), a leading international airport group with operations in Mexico, the U.S. and Colombia, announces that its annual report on Form 20-F for the year ended December 31, 2023, has been filed with the U.S. Securities and Exchange Commission. ASUR has also published its Sustainability Report 2023, which discusses the company's environmental, social, governance performance.

You can access PDF versions of Form 20-F 2023 and the Sustainability Report 2023 at ASUR´s Investor Relations website www.asur.com.mx.

Investors can receive a printed copy of the report free of charge by calling The Bank of New York Mellon at 1-212-815-2838.

About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports in the Americas. These comprise nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean, and Latin America, and six airports in northern Colombia, including José María Córdova International Airport (Rionegro), the second busiest airport in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

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